BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
WASHINGTON, D.C.

WHITE & CASE
VARRENTI E ASSOCIATI

VIA DELL'ANNUNCIATA, 7
20121 MILAN, ITALY

TELEPHONE: +39 02 6200 101
FACSIMILE: +39 02 6200 1099

DIRECT DIAL: +39 02 6200 1044
E-MAIL: jgerard@whitecase.com

ANKARA
BANGKOK
BOMBAY / MUMBAI
HO CHI MINH CITY
HONG KONG
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

04012484

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

SUPPL

04 JAN 29 AM 7:21

January 21, 2004

File Number 82-5126

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") and hereby transmit to you an English version of:

1. the press release dated November 26, 2003 titled "Modification of the Company Share Capital";
2. the press release dated December 31, 2003 titled "Modification of the Company Share Capital";
3. the communication dated January 2, 2004 titled "Announcement Pursuant to Art. 131, Section 2 of the Regulations Approved with CONSOB ruling of 14 May 1999 No. 11971 and Successive Amendments" (regarding modification of the shareholders' agreement concerning the ordinary shares of the Company);
4. the communication dated January 7, 2004 regarding the opening of five new branches of the Company;
5. a summary titled "Acquisition/Sale of Treasury Stock – Period February – December 2003"; and
6. a press release dated January 16, 2004 titled "Cassa Risparmio della Spezia – Acquired 58,95% of Carinord2".

In addition, we hereby transmit to you an English summary of the following communications made by the Company to the Italian Stock Exchange:

dlw 1/30

7. communication dated October 6, 2003; and
8. communication dated October 30, 2003.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Best regards,

James A. Gerard

JAG:jag

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.

BANCA CR FIRENZE

Modification of the Company Share Capital

In accordance with the resolution of the Board of Directors dated 16 October 2000 (stock options plan) and following the exercise of some of the stock options previously allocated to the Management of the bank, the share capital has been increased to Euro 620,035,748.55 (1,087,782,015 shares with a face value of Euro 0.57).
The by-laws have been amended accordingly. The new share capital has been duly registered the 25th of November 2003.

	PRESENT SHARE CAPITAL			**PREVIOUS SHARE CAPITAL**		
	Euro	*Number of shares*	*Face value*	*Euro*	*Number of shares*	*Face value*
Total *of which*	620,035,748.55	1,087,782,015	0.57	619,824,804.09	1,087,411,937	0.57
Ordinari Shares *(start of dividend intitlement: 01 Jan 2003)* *Coupon nr. 4*	620,035,748.55	1,087,782,015	0.57	619,824,804.09	1,087,411,937	0.57

Florence, November 26, 2003

BANCA CR FIRENZE

JAN 27 2004
1086

Modification of the Company Share Capital

In accordance with the resolution of the Board of Directors dated 16 October 2000 (stock options plan) and following the exercise of some of the stock options previously allocated to the Management of the bank, the share capital has been increased to Euro 620,151,521.25 (1,087,985,125 shares with a face value of Euro 0.57).
The by-laws have been amended accordingly. The new share capital has been duly registered the 30th of December 2003.

	PRESENT SHARE CAPITAL			**PREVIOUS SHARE CAPITAL**		
	Euro	*Number of shares*	*Face value*	*Euro*	*Number of shares*	*Face value*
Total *of which*	620,151,521.25	1,087,985,125	0.57	620.035.748,55	1.087.782.015	0.57
Ordinari Shares *(start of dividend intitlement: 01 Jan 2003)* *Coupon nr. 4*	620,151,521.25	1,087,985,125	0.57	620.035.748,55	1.087.782.015	0.57

Florence - December 31, 2003

ENTE CASSA DI RISPARMIO DI FIRENZE

ANNOUNCEMENT PURSUANT TO ART. 131, SECTION 2 OF THE REGULATIONS APPROVED WITH CONSOB RULING OF 14 MAY 1999 NO. 11971 AND SUCCESSIVE AMENDMENTS

With reference to the shareholders' agreement concerning the Cassa di Risparmio di Firenze S.p.A ordinary shares, and following the increase of the share capital which took place in the second half of 2003, changes in the proportion of shares conferred to the above mentioned agreement to total share capital are set out in the table below.

Contracting party	No. of ordinary shares subject to agreement	Current proportion of share capital, consisting of 1,087,985,125 ordinary shares	Previous proportion of share capital, consisting of 1,087,411,937 ordinary shares
Ente Cassa di Risparmio di Firenze	234,042,968	21.512%	21.523%
SANPAOLO IMI S.p.A.	159,574,751	14.667%	14.675%
BNP Paribas S.A.	74,468,217	6.845%	6.848%
Total	**468,085,936**	**43.023%**	**43.046%**

Florence, 2 January 2004

BANCA CR FIRENZE

04 JAN 21 AM 7:21

During 2003 the following branches have been opened:

- Bologna
- Centro Imprese Firenze
- Centro Imprese Figline
- Centro Imprese Arezzo
- Centro Imprese Perugia

These new branches have been duly registered. Banca CR Firenze now totals 278 branches.

7 January 2004

BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - PERIOD FEBRUARY - DECEMBER 2003

FEBRUARY 2003 - **Banca CR Firenze (Parent company)**			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	152,943	132
Milan	S	62,398	54

MARCH 2003 - **Banca CR Firenze (Parent company)**			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	39,538	24
Milan	S	502,653	281

APRIL 2003 - **Banca CR Firenze (Parent company)**			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	115.888	51
Milan	S	76.888	46

MAY 2003 - **Banca CR Firenze (Parent company)**			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	------	-----
Milan	S	43,000	24

JUNE - **Banca CR Firenze (Parent company)**			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	32,500	15
Milan	S	2,500	3

JULY 2003 - **Banca CR Firenze (Parent company)**			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	717,985	157
Milan	S	144,985	74

AUGUST 2003 - **Banca CR Firenze (Parent company)**			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	42,239	42
Milan	S	195,239	107

SEPTEMBER 2003 - **Banca CR Firenze (Parent company)**			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	235,255	105
Milan	S	363,255	165

OCTOBER 2003 - **Banca CR Firenze (Parent company)**			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	263,961	160
Milan	S	355,961	166

NOVEMBER 2003 - **Banca CR Firenze (Parent company)**			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	79,062	45
Milan	S	291,538	164
	CR PISTOIA - Company of the Group		
Milan	A	-----	------
Milan	S	500,000	1

DECEMBER 2003 - **Banca CR Firenze (Parent company)**			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	165,265	118
Milan	S	142,789	106
	CR PISTOIA - Company of the Group		
Milan	A	-----	------
Milan	S	942,368	264

BANCA CR FIRENZE

Press release

CASSA RISPARMIO DELLA SPEZIA - ACQUIRED 58.95% OF CARINORD2

In pursuance with the terms of the contract signed on July 16th, 2003 Banca CR Firenze acquired today a 58.95% stake in Carinord 2, the holding company which possesses 68,09% of the capital of Cassa di Risparmio della Spezia.

The acquisition was perfected today in Milan in the offices of Banca Intesa and involves a total net investment of € 241,5 million.

Cassa di Risparmio di La Spezia – ***Key highlights (31 December 2002)***

- 61 bank branches with a 40% market share in the province of La Spezia and an 8.2% share in the province of Massa
- 560 employees
- Book value: € 159 million
- Tier 1 ratio 14%
- Total assets: € 1,715 million
- Total financial assets: € 2,853 million
  - *of which:* *Direct deposits* *€ 1,394 million*
  - *Indirect deposits* *€ 1,459 million (AUM € 848 million)*

Customer loans: *€ 865 million*

16 January 2003

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

Summary of the Communication from Banca CR Firenze to the Italian Stock Exchange pursuant to Article 2.6.4 of the Stock Exchange Regulation.

On October 6, 2003, the Company reported the sale of 45,000.00 shares of the Company by Mr. Carlo Sacchi (as a relevant person within the meaning of Article 2.6.4 of the Regulation of the Italian Stock Exchange) for an amount of €55,689.90.

Summary of the Communication from Banca CR Firenze to the Italian Stock Exchange pursuant to Article 2.6.4 of the Stock Exchange Regulation.

On October 30, 2003, the Company reported (i) the purchase of 172,598.00 shares of the Company for an amount of €211,432.55 and (ii) the sale of 197,998.00 shares of the Company for an amount of €261,091.007 by Mr. Alberto Calvelli (as a relevant person within the meaning of Article 2.6.4 of the Regulation of the Italian Stock Exchange).

BANCA CR FIRENZE

[illegible] S.E.C.
JAN 2 7 2004
1086

Modification of the Company Share Capital

In accordance with the resolution of the Board of Directors dated 16 October 2000 (stock options plan) and following the exercise of some of the stock options previously allocated to the Management of the bank, the share capital has been increased to Euro 620,035,748.55 (1,087,782,015 shares with a face value of Euro 0.57).
The by-laws have been amended accordingly. The new share capital has been duly registered the 25th of November 2003.

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	*Number of shares*	*Face value*	*Euro*	*Number of shares*	*Face value*
Total *of which*	620,035,748.55	1,087,782,015	0.57	619,824,804.09	1,087,411,937	0.57
Ordinari Shares *(start of dividend intitlement: 01 Jan 2003)* *Coupon nr. 4*	620,035,748.55	1,087,782,015	0.57	619,824,804.09	1,087,411,937	0.57

Florence, November 26, 2003

BANCA CR FIRENZE

Modification of the Company Share Capital

In accordance with the resolution of the Board of Directors dated 16 October 2000 (stock options plan) and following the exercise of some of the stock options previously allocated to the Management of the bank, the share capital has been increased to Euro 620,151,521.25 (1,087,985,125 shares with a face value of Euro 0.57).
The by-laws have been amended accordingly. The new share capital has been duly registered the 30th of December 2003.

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	*Number of shares*	*Face value*	*Euro*	*Number of shares*	*Face value*
Total *of which*	620,151,521.25	1,087,985,125	0.57	620.035.748,55	1.087.782.015	0.57
Ordinari Shares *(start of dividend intitlement: 01 Jan 2003)* *Coupon nr. 4*	620,151,521.25	1,087,985,125	0.57	620.035.748,55	1.087.782.015	0.57

Florence - December 31, 2003

ENTE CASSA DI RISPARMIO DI FIRENZE

ANNOUNCEMENT PURSUANT TO ART. 131, SECTION 2 OF THE REGULATIONS APPROVED WITH CONSOB RULING OF 14 MAY 1999 NO. 11971 AND SUCCESSIVE AMENDMENTS

With reference to the shareholders' agreement concerning the Cassa di Risparmio di Firenze S.p.A ordinary shares, and following the increase of the share capital which took place in the second half of 2003, changes in the proportion of shares conferred to the above mentioned agreement to total share capital are set out in the table below.

Contracting party	No. of ordinary shares subject to agreement	Current proportion of share capital, consisting of 1,087,985,125 ordinary shares	Previous proportion of share capital, consisting of 1,087,411,937 ordinary shares
Ente Cassa di Risparmio di Firenze	234,042,968	21.512%	21.523%
SANPAOLO IMI S.p.A.	159,574,751	14.667%	14.675%
BNP Paribas S.A.	74,468,217	6.845%	6.848%
Total	**468,085,936**	**43.023%**	**43.046%**

Florence, 2 January 2004

BANCA CR FIRENZE

During 2003 the following branches have been opened:

- Bologna
- Centro Imprese Firenze
- Centro Imprese Figline
- Centro Imprese Arezzo
- Centro Imprese Perugia

These new branches have been duly registered. Banca CR Firenze now totals 278 branches.

7 January 2004

BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - PERIOD FEBRUARY - DECEMBER 2003

FEBRUARY 2003 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	152,943	132
Milan	S	62,398	54

MARCH 2003 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	39,538	24
Milan	S	502,653	281

APRIL 2003 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	115.888	51
Milan	S	76.888	46

MAY 2003 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	-----	-----
Milan	S	43,000	24

JUNE - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	32,500	15
Milan	S	2,500	3

JULY 2003 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	717,985	157
Milan	S	144,985	74

AUGUST 2003 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	42,239	42
Milan	S	195,239	107

SEPTEMBER 2003 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	235,255	105
Milan	S	363,255	165

OCTOBER 2003 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	263,961	160
Milan	S	355,961	166

NOVEMBER 2003 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	79,062	45
Milan	S	291,538	164
	CR PISTOIA - Company of the Group		
Milan	A	-----	-----
Milan	S	500,000	1

DECEMBER 2003 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	165,265	118
Milan	S	142,789	106
	CR PISTOIA - Company of the Group		
Milan	A	-----	-----
Milan	S	942,368	264

BANCA CR FIRENZE

Press release

CASSA RISPARMIO DELLA SPEZIA - ACQUIRED 58.95% OF CARINORD2

In pursuance with the terms of the contract signed on July 16th, 2003 Banca CR Firenze acquired today a 58.95% stake in Carinord 2, the holding company which possesses 68,09% of the capital of Cassa di Risparmio della Spezia.

The acquisition was perfected today in Milan in the offices of Banca Intesa and involves a total net investment of € 241,5 million.

Cassa di Risparmio di La Spezia – ***Key highlights (31 December 2002)***

- 61 bank branches with a 40% market share in the province of La Spezia and an 8.2% share in the province of Massa
- 560 employees

– Book value:	€ 159 million		
– Tier 1 ratio	14%		
– Total assets:	€ 1,715 million		
– Total financial assets:	€ 2,853 million		
	of which:	*Direct deposits*	*€ 1,394 million*
		Indirect deposits	*€ 1,459 million (AUM € 848 million)*
Customer loans:	*€ 865 million*		

16 January 2003

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

Summary of the Communication from Banca CR Firenze to the Italian Stock Exchange pursuant to Article 2.6.4 of the Stock Exchange Regulation.

On October 6, 2003, the Company reported the sale of 45,000.00 shares of the Company by Mr. Carlo Sacchi (as a relevant person within the meaning of Article 2.6.4 of the Regulation of the Italian Stock Exchange) for an amount of €55,689.90.

Summary of the Communication from Banca CR Firenze to the Italian Stock Exchange pursuant to Article 2.6.4 of the Stock Exchange Regulation.

On October 30, 2003, the Company reported (i) the purchase of 172,598.00 shares of the Company for an amount of €211,432.55 and (ii) the sale of 197,998.00 shares of the Company for an amount of €261,091.007 by Mr. Alberto Calvelli (as a relevant person within the meaning of Article 2.6.4 of the Regulation of the Italian Stock Exchange).